FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                       Form 20-F   X            Form 40-F
                                 -----                    -----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):

                          Yes                       No   X
                              -----                    -----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):

                          Yes                       No   X
                              -----                    -----

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes                       No   X
                              -----                    -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ENDESA, S.A.

Dated: March 26, 2003       By: /s/ Jacinto Parinete
                               --------------------------------------------
                            Name: Jacinto Pariente
                            Title: Manager of North America Investor Relations